

New York Stock Exchange
11 Wall Street
New York, NY  10005

September 30, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Medtronic Global Holdings S.C.A., guaranteed by Medtronic Public Limited Company and Medtronic, Inc, under the Exchange Act of 1934.

- 0.000% Senior Notes due 2023

- 0.000% Senior Notes due 2025

- 0.375% Senior Notes due 2028

- 0.750% Senior Notes due 2032

- 1.375% Senior Notes due 2040

- 1.625% Senior Notes due 2050

Sincerely,